Mail Stop 4561

January 26, 2010

Via U.S. Mail and Facsimile (781) 280-4901

Norman R. Robertson
Chief Financial Officer
Progress Software Corporation
14 Oak Park
Bedford, Massachusetts 01730

      Re: **Progress Software Corporation**
              Amendment No. 1 to Form 10-K for the Fiscal Year Ended November 30, 2008
              Filed March 27, 2009
              File No. 033-41752

Dear Mr. Robertson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Matthew Crispino
                        Attorney-Advisor